Exhibit 4.18

THIS SECOND AMENDMENT TO EMPLOYMENT AGREEMENT dated for reference the 1st day of August, 2010 (the “Amendment”).

BETWEEN:
HELIX BIOPHARMA CORP., (the “Company”)

AND:
DONALD H. SEGAL,
(the “Executive”)

WHEREAS:

A.	the parties entered into an employment agreement dated for reference August 6, 2008, which was amended October 1st, 2009 (as so amended, the “Employment Agreement”);

B.	the parties wish to amend the terms and conditions of the Employment Agreement, upon the terms set out in this Amendment;

THEREFORE in consideration of the recitals, the following covenants and the payment of one dollar made by each party to the other, the receipt and sufficiency of which is acknowledged by each party, the parties agree on the following terms:

1.	The amendments set out in this Amendment are effective on and after August 1, 2010.

2.

All other provisions of the Employment Agreement shall remain in full force and effect, except that where this Amendment may be in conflict with the provisions of the Employment Agreement, then this Amendment shall govern.

3.	Section 3.1 of the Employment Agreement is deleted and replaced with the following:

“3.1 Annual Base Salary

The Company shall pay or provide to the Executive, for his services under this Agreement, an annual salary of $415,000, payable semi-monthly on the fifteenth and the second last banking day of the month. Should the fifteenth day of any month not be a business day, the base salary otherwise due on such date shall be paid to the Executive on the immediately preceding business day.”

IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment as of the day and year first above written.

HELIX BIOPHARMA CORP.

Per:
/s/ Gordon Lickrish
Authorized Signatory

/s/ Donald H. Segal
DONALD H. SEGAL